SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Alan Porter
Alan Porter
Group Company Secretary

NEWS RELEASE

PRUDENTIAL PLC
GROUP COMMUNICATIONS
12 ARTHUR STREET
LONDON EC4R 9AQ
TEL 020 7220 7588
FAX 020 7548 3725
www.prudential.co.uk

13 December 2012

PRUDENTIAL PLC APPOINTS NEW SENIOR INDEPENDENT DIRECTOR

PHILIP REMNANT CBE TO JOIN BOARD OF PRUDENTIAL ON 1 JANUARY 2013

Prudential plc (“Prudential”) today announces that Philip John Remnant CBE ACA is to join the Board as an independent non-executive director and the Senior Independent Director on 1 January 2013. Mr Remnant, 57, takes the role previously held by Paul Manduca until he became Chairman earlier this year. He brings to the position high-level experience from the financial services industry and from a number of senior public service roles. He will join the Nomination, Audit and Remuneration Committees.

Mr Remnant is currently a senior adviser at Credit Suisse, a Deputy Chairman of the Takeover Panel, a non-executive director of UK Financial Investments Limited and Chairman of City of London Investment Trust plc. His prior experience includes two spells as Director General of the Takeover Panel as well as being a Vice Chairman of Credit Suisse First Boston Europe and Head of the UK Investment Banking Department. In 2011 he was made a CBE for services to the financial services industry and the public sector.

Commenting on the appointment, Paul Manduca, Chairman of Prudential, said:

“I am delighted to welcome Philip to Prudential. He brings a wealth of experience of financial services at the highest level, a deep understanding of the needs of shareholders and a terrific record of public service. He adds to the strength of our Board as we meet the opportunities created by our continued profitable growth and the challenges of the still uncertain global macroeconomic climate.”

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Further information:

Biographical details

Philip Remnant CBE ACA is a senior adviser at Credit Suisse, a Deputy Chairman of the Takeover Panel, a non-executive director of UK Financial Investments Limited (since 2009) and Chairman of City of London Investment Trust plc (since 2011). He was previously a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. In 1990, he joined Barclays de Zoete Wedd, which was later acquired by CSFB. Mr Remnant was seconded to the role of Director General of the Takeover Panel, which administers the UK’s code on takeovers and mergers, from 2001 to 2003 and again in 2010. He served on the Board of Northern Rock plc (2008 to 2010) and was Chairman of the Shareholder Executive (2007 to 2012) which manages the relationships between the UK Government and the businesses in which it is a shareholder. Age 57.

Prudential plc

Incorporated and registered in England and Wales. Registered office: Laurence Pountney Hill London EC4R 0HH. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

Shareholding

Mr Remnant holds no interest in any shares of Prudential under the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Length of service

Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period.

Remuneration

Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Mr Remnant’s annual fee at appointment is £187,500, consisting of a basic fee of £87,500 and additional fees of £50,000 for his role as Senior Independent Director and £50,000 for his committee roles.

Save as disclosed above, there are no matters relating to the appointment of Mr Remnant that need to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Services Authority.

Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and Mr Remnant has confirmed that there are no other matters relating to his appointment that need to be brought to the attention of shareholders of Prudential.

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for more than 160 years and has £363 billion in assets under management (as at 30 June 2012). Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.